UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Sales of Shares of Publicly Traded U.S. Investee

On May 24, 2017, Gazit Globe Ltd. (“Gazit” or the “Company”) reported to the Tel Aviv Stock Exchange and Israeli Securities Authority that it sold 3.5 million shares of common stock of Regency Centers Corporation (NYSE: REG) (“Regency”), representing approximately 2.0% of the outstanding share capital of Regency, for approximately $57.07 per share and total consideration of approximately $200 million (NIS 713 million).

This sale is in addition to the Company’s sale on May 17, 2018 of approximately 1.7 million shares of Regency common stock, for approximately $55.96 per share and total consideration of approximately $95 million (NIS 340 million).

Following these sales, the Company holds (through its wholly owned subsidiaries) approximately 8.2 million shares of Regency common stock, representing approximately 4.8% of the outstanding share capital and voting power of Regency.

In connection with the most recent sale, the Company also agreed with the purchaser that the Company will not sell additional shares of Regency common stock for 30 days, subject to customary exceptions.

The sales are not expected to materially impact the Company’s operations and results.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: May 25, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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